Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.; Fyffes plc

Filer’s Commission File No.: 001-01550

Date: March 10, 2014

THE FOLLOWING FAQ WERE PROVIDED TO CHIQUITA EMPLOYEES ON MARCH 10, 2014.

Employee FAQ

1.	What was announced today?

Today we announced the combination of two iconic companies, Chiquita and Fyffes. The combination will unite complementary assets, brands and employee organizations to create a leading global produce company. This will position us to have a stronger foundation to better deliver on our purpose and strategy by:

•	Having an enhanced scale, scope and portfolio diversity;
•	Delivering produce more efficiently to key markets around the world;
•	Generating significant cash flow and a more efficient capital structure;
•	Combining the best of both companies, including our culture and talent; and
•	Benefiting from operational efficiencies and cost savings of $40 million in annual pre-tax synergies by the end of 2016.

2.	What does this mean for Chiquita?

The transaction accelerates Chiquita’s ‘return to the core’ strategy, which is all about delivering on our brand promise in our two core businesses, bananas and salads, while simultaneously enabling us to achieve greater operating efficiencies. The combination provides us with the scale, scope and portfolio diversity necessary to succeed in today’s highly competitive marketplace by adding product lines, markets and operational synergies to better serve our customers.

By bringing together our complementary assets, geographic coverage and outstanding employees, we will blend similar cultures that share a strong commitment to healthy foods, sustainability and operational excellence. The combined company will be able to access worldwide market opportunities.

With Fyffes, we will be able to establish a platform for growth that is superior to what either company could achieve on its own. As a combined company we will have increased free cash flow that will enable us to create a more efficient capital structure and provide operational efficiencies and cost savings of $40 million.

3.	Who will lead the combined company?

Both companies have talented operational leaders, with extensive industry knowledge and share a passion for delivering value to consumers and our shareholders. The leadership teams of both companies are culturally similar – they share the same objective to become the leader in our industry through delivering quality service and products to our customers, operational expertise, commitment to our employees and sustainability. The combined business will be led by members of management of both companies with senior executives in Charlotte and Dublin:

Chairman	Ed Lonergan
Chief Executive Officer	David McCann
Chief Financial Officer	Tom Murphy
Chief Operating Officer – Fresh Fruit	Coen Bos
Chief Operating Officer – Salads & Healthy Snacks	Brian Kocher
Chief Administrative Officer	Kevin Holland
Chief Legal Officer	James Thompson
Corporate Responsibility Officer	Manuel Rodriguez

Ed Lonergan will serve as Chairman and in that role will continue to provide strategic vision and direction for the combined company’s operations. David McCann of Fyffes will serve as chief executive officer of the combined company. David McCann grew up in the banana business as the third generation in his family that has built a tremendous legacy in the produce business. He brings nearly 30 years of experience to the task and proven track record of delivering predictable, sustained stakeholder value creation over time.

4.	What will be the name of the combined company? Where will its main offices be located?

Upon closing of the transaction, the combined company will officially become ChiquitaFyffes plc. In addition, we will be a publicly traded company listed on the NYSE. ChiquitaFyffes will be led by members of the management teams of both companies, with senior executives located in both Charlotte and Dublin. Most importantly, we will continue to offer our consumers the brands they trust and love.

5.	What does this mean for Chiquita employees?

This combination is about creating a stronger platform for growth and delivering better value to our customers and consumers. By bringing together our complementary assets, geographic coverage, product portfolios and skillsets we will become a leading global produce company. As part of a larger more diverse organization the talented individuals of both companies can look forward to exciting work and new opportunities for growth.

We just announced the combination and as a result, we are still working through the details of the transaction. We will be working over the next months to ensure a smooth execution of the merger and we are committed to keeping you as informed as possible during this process.

6.	Will this announcement have any impact on my job? Will there be any layoffs or transfers as a result of this announcement?

During this process, it will be business as usual for all Chiquita employees and the announcement should have no effect on the day-to-day operations of our business. All roles and responsibilities remain the same and it is important that we all remain focused on delivering on our 2014 goals and providing the outstanding quality and customer service that Chiquita is known for.

An integration planning team will be assembled to address, in compliance with relevant legal requirements, how to bring the two companies together as seamlessly as possible following the close of the transaction. This transaction is based on enhancing our ability to grow and deliver better value to our customers and consumers. We think there will be many new opportunities in that larger business environment for our employees.

7.	How will this transaction benefit employees? Will there be any changes?

We believe employees will benefit from working for a larger, more diverse company that offers opportunities for growth. Together, we will be able to use our combined expertise and resources to capitalize on the growing health and wellness trends and better partner with our customers and the families we serve.

8.	Will there be any changes in employee benefits and compensation?

Between now and when the transaction is completed all responsibilities, employee benefits and compensation remain the same. We will continue to make planned investments in our training and development and all the activities associated with Live Chiquita. We should continue delivering on our 2014 goals and providing the outstanding quality and customer service that Chiquita is known for.

9.	What are the next steps? When will the transaction be completed?

We are looking forward to providing Chiquita and Fyffes shareholders our recommendation to approve this merger and working to achieve all required regulatory clearances. While we do not control the regulatory timetable, we expect to complete the transaction before the end of 2014, subject to satisfaction of customary closing conditions and regulatory approvals.

10.	What will happen if this transaction does not go through as planned? Does this mean the company is in financial trouble?

As you know, Chiquita recently announced its 2013 financial results and importantly, we illustrated our substantial progress in the company’s turnaround strategy. The purpose of this transaction is to enables us to establish a platform for growth that is superior to what either company could achieve on its own. Furthermore, the combination is very much aligned with our ‘return to the core’ strategy and vision for our future.

We believe this transaction offers compelling value for all our stakeholders: customers, consumers, employees, suppliers, partners and shareholders. We need your help to continue delivering on our 2014 goals and providing the outstanding quality and customer service that Chiquita is known for.

11.	Does this change our commitment to the salad business?

No, Fresh Express will be a very important component to the overall success of the combined company. In the past year we have made significant investments in our manufacturing capabilities, talent, innovation pipeline, Ag Ops, and quality and food safety systems. We are on a glide path to driving our target EBIT margins of 7-8% and this is a key element to our turnaround strategy. We see this business as a critical growth engine for the combined company going forward for the top-line and bottom-line. We are naming Brian Kocher, one of our best experienced executives to lead the business going forward as Chief Operating Officer – Salads & Healthy Snacks.

12.	Does this change the way we play in the banana business?

It makes the most sense to optimize our performance by expanding the product offerings we can bring to market for our customers and consumers. We will continue to sell our premium branded Chiquita bananas and look to augment our full solution in the category for customers though our quality and service, with greater scale and product diversity, including new opportunities with organics, Fairtrade, melons and pineapples.

13.	What does this mean for our 2014 budget and business plan?

Until the transaction closes, it will remain business as usual at Chiquita. We will remain an independent company and compete in the marketplace. We need to continue to be aggressive in delivering on our plan and executing on our strategy. 2014 is a pivotal year in our ‘return to core’ strategy, therefore, the leadership team is committed to continuing to drive our performance. We urge you to keep up our momentum and focus on our core competencies of quality, food safety, service and innovation that enables us to deliver what matters most to our customers and consumers.

14.	Who can I speak to if I have additional questions?

While we may not be able to answer all of your questions at this time, if you have further questions, please contact your manager. Please know that we are committed to keeping you informed as additional information becomes available.

15.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

It is likely that today’s news will lead to increased interest in Chiquita, and it is important we speak with one voice on this matter. If you receive any inquiries from the media, please refer them to Ed Loyd at (980) 636-5145 (or eloyd@chiquita.com). Investor or analysts should be referred to Steve Himes at (980) 636-5636 (or shimes@chiquita.com).

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed With The SEC

ChiquitaFyffes will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Chiquita and Fyffes that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes and Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, charlotte, North Carolina 28202, or by calling (980) 636-5000, and will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Fyffes with the Register of Companies of Ireland by contacting Seamus Keenan, Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the transaction. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2012, which was published on April 9, 2013. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Chiquita Safe Harbor Statement

This announcement contains certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the transaction or cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, will be more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement is this announcement constitutes an asset valuation.

STATEMENT REQUIRED BY THE TAKEOVER RULES

The directors of Chiquita accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.